David P. Valenti (512) 236-2374 (Direct Dial) (512) 391-2152 (Direct Fax) dvalenti@jw.com

May 24, 2007

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attention: Brigitte Lippmann

Re:	Liberty Renewable Fuels, LLC

Amendment Number 3 to Registration Statement on Form S-1
Filed May 24, 2007
File Number 333-140098

Ladies and Gentlemen:

We are writing on behalf of our client, Liberty Renewable Fuels, LLC, in response to the Staff’s comment letter dated May 15, 2007. For purposes of convenience, we have repeated the Staff’s comments and set forth Liberty Renewable Fuels’ responses below the comment to which they relate:

General

1.	Please update your financial statements and related disclosures to include the period ended March 31, 2007.

Liberty Response:

Liberty has revised the financial statements and related disclosures in the prospectus to include financial information as of March 31, 2007.

Federal Income Tax Consequences of Owning Our Units, page 114

Partnership Status, page 115

2.	We note your response to comment 7 in our letter dated April 12, 2007. Since you are using a short form tax opinion, please revise your disclosure in the first paragraph to state that Jackson Walker LLP has opined that you will be treated as a partnership and will not have to pay federal income tax.

United States Securities

and Exchange Commission

May 24, 2007

Liberty Response:

The disclosure in the first paragraph has been revised to state that our legal counsel has opined that Liberty will be treated as a partnership for federal income tax purposes and as a result of such treatment, we will not have to pay federal income tax.

Exhibit 5.1 Legal Opinion

3.	You cannot assume that the company has the power and authority to perform their obligations or that the documents you reviewed were executed by the company. Please revise to indicate that your assumptions do not apply to the company.

Liberty Response:

The legal opinion has been revised to indicate that the assumptions noted in comment 3 do not apply to Liberty.

Exhibit 8.1 Tax Opinion

4.	Please revise in the third paragraph on page 1 to delete the terms “general description.” As you state in the first sentence of that paragraph, the discussion in the prospectus constitutes counsel’s tax opinion.

Liberty Counsel Response:

The term “general” has been deleted from the paragraph referenced in comment 4.

5.	Please delete as inappropriate the language in the first full paragraph on page 2 stating that the opinion is not a guarantee.

Liberty Counsel Response:

The second sentence of the paragraph referenced in comment 3 has been deleted.

In addition to the changes noted above, Liberty has revised the prospectus to address the following comments from the State of Maryland:

1.	Please identify the amount of dilution to be experienced by new investors in both dollars and percentages.

This change is reflected on pages 16 and 35.

United States Securities

and Exchange Commission

May 24, 2007

2.	Please move the risk factor that relates to the company having no operating history to one of the first two pages of the risk factor section.

The entire section “Risks Related to Liberty Renewable Fuels as a Development-Stage Company” which contains the mentioned risk factor has been moved to the beginning of the risk factor section without change.

3	In the risk factor that discusses return of investment if the minimum is not raised, please clarify that the escrow expenses will reduce the amount of interest returned to investors and will not reduce the amount of principal returned to investors.

The requested change is reflected on pages Cover, 5, 9, 17, 20, 103 and 105.

4.	Under “Estimated Uses of Proceeds from all Sources,” please list the specific expenses that are described as “Working Capital.”

The requested change is reflected on pages 11 and 41.

Please feel free to contact the undersigned at (512) 236-2374 or Steven R. Jacobs at (210) 978-7727, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ David P. Valenti

David P. Valenti

DPV